Exhibit 99.1
Press release

SHL Telemedicine provides an update regarding CEO position

Tel Aviv / Zurich / New York, June 25, 2024 - SHL Telemedicine Ltd. (NASDAQ: SHLT, SIX: SHLTN;) ("SHL" or the "Company"), a leading provider and developer of advanced personal telemedicine solutions, announced today that further to the press release issued by the Company dated March 14, 2024 regarding change in CEO position,  the search for a new CEO is progressing, and at the request of the Board of Directors Mr. Nachtomy has agreed to remain as the CEO until the end of August 2024.

About SHL Telemedicine
SHL Telemedicine is engaged in developing and marketing personal telemedicine systvaems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200).

For more information, please visit our website at www.shl-telemedicine.com.

Contacts

Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

Forward-Looking Statements
Some of the information contained in this press release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. SHL Telemedicine undertakes no obligation to publicly update or revise any forward-looking statements.

SHL Telemedicine
90 Yigal Alon St.
Tel-Aviv 6789132, Israel

T: +972.3.5612212
F: +972.3.6242414

www.Shl-Telemedicine.com